99(a)(1)(E)

Owl Rock Capital Corporation II

(ORCC II)

Repurchase Offer Calendar

1Q 2023
Status	Closed
Link to Documents	Not Available
Commencement Date	2/28/2023
Expiration Date (By 11:59PM ET)	3/27/2023
Anticipated Payment Date	3/29/2023
Repurchase Price	TBD

Subject to the discretion of our board of directors, we intend to commence quarterly repurchase offers pursuant a share repurchase program. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying limitations on the number of shares to be repurchased on a per class basis.

Repurchase Process

Please ensure you carefully read the Offer materials, which include the Offer to Purchase, the related Letter of Transmittal & any amendments or supplements.

Step 1

Download the tender authorization form from the link in the above table. Please note, authorization forms from prior tender offers will not be accepted.

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Step 2

•	Complete sections 1-4, including signing and dating the form. Please ensure you work directly with your financial professional to ensure the correct forms and steps are followed for processing.

•

Custodial held accounts will need to submit forms through the corresponding custodian. Please note there might be additional internal paperwork required by the custodian as well as internal processing times.

Step 3

Submit paperwork to your financial professional or directly to the tender agent for processing at the instructions below.

How to Submit Repurchase Paperwork

Once the above steps are completed, send to:

DST Systems Inc.

Attention: Owl Rock Capital Corporation II

Email: OwlRock.tender@dstsystems.com

Regular Mail: P.O. Box 219398, Kansas City, MO 64121-9398

Overnight Mail: 430 W 7th Street, Suite 219398, Kansas City, MO 64105

Frequently Asked Questions

Do I need to take any action if I decide not to participate in the repurchase offer?

No

Does the Fund have industry registered CUSIPS?

No. Please consult with your custodian to acquire the unique identifier they leverage for ORCC II.

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When can an investor participate in a repurchase offer?

ORCCII plans to offer quarterly liquidity through a tender offer, but please note that this is not always guaranteed. Once a tender offer is announced, the requisite documents will be filed with the SEC and hard copy versions are mailed directly to investors. The repurchase materials will identify those shareholders of record that are eligible to participate in each Offer.

I’ve submitted a repurchase request, can I withdraw that request before the deadline?

A shareholder may withdraw his or her repurchase request by completing the Notice of Withdrawal and submitting that to ServiceDesk@blueowl.com prior to the expiration of the offer.

If my repurchase request has been accepted, when will I receive the proceeds?

Payment for properly tendered Shares (which are not timely withdrawn) will be made promptly following expiration of the Offer.

How is the share repurchase price determined?

The share repurchase price is based on the price per Share in effect for purposes of issuing Shares pursuant to our distribution reinvestment plan (“DRIP”).

Will repurchases be prorated and how is it calculated?

We may, in our sole discretion, either accept the additional duly tendered Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, or repurchase Shares from tendering shareholders on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn).

What happens to my request if repurchases are prorated?

In the event that repurchases are prorated, any unsatisfied requests must be resubmitted at the beginning of the next quarterly repurchase window.

What happens if my request was deemed “not in good order” and has not been “cured” by the repurchase deadline?

The request will not be considered for the offer. Any unsatisfied requests must be resubmitted at the beginning of the next quarterly repurchase window.

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Is my sale of Shares in the Offer a taxable transaction?

For most shareholders, yes. We anticipate that U.S. Shareholders (defined in Section 13 of the Offer to Purchase) other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes generally equal to the difference between the proceeds they receive for the Shares sold and their adjusted tax basis in the Shares. The sale date for tax purposes will be the date we accept Shares for purchase. Please consult your tax advisor for details regarding your specific tax treatment and obligations.

Still have questions?

Contact the Blue Owl Service Desk by emailing ServiceDesk@blueowl.com

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